UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Middle Market Transactions, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1401 S. Brentwood Blvd., Suite 915
(No. and Street)

St. Louis	MO	63144
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick C. Nolan	217-855-0202	pnolan@middlemarkettransactions.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kerber,Eck & Braeckel LLP
(Name – if individual, state last, first, and middle name)

3200 Robbins Road	Springfield	IL	62704
(Address)	(City)	(State)	(Zip Code)

10/22/2003	718
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick C. Nolan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Middle Market Transactions, Inc. _____, as of 12/31 _____, 2022 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Patrick C. Nolan_

Title:
Chairman & CCO

Barbara J Noon
Notary Public



"OFFICIAL SEAL"
BARBARA J NOON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10-14-2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Middle Market Transactions, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

12/31/2022

Contents



Kerber, Eck & Braeckel LLP
3200 Robbins Road
Suite 200A
Springfield, IL 62704

P 217.789.0960
F 217.789.2822

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Middle Market Transactions, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Middle Market Transactions, Inc. (an Illinois corporation) as of December 31, 2022, the related statements of income, changes in ownership equity, and cash flows for the year then ended, and the related notes and supplementary schedules pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934 (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Middle Market Transactions, Inc. (the Company) as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplementary schedules pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of Middle Market Transactions, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary schedules pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Kerber Eck + Braeckel LLP

We have served as Middle Market Transactions, Inc.'s auditor since 2017.

Springfield, Illinois
April 11, 2023

kebcpa.com

Middle Market Transactions, Inc.
Statement of Financial Condition
12/31/2022

ASSETS	
Cash	$145,408
Prepaid Expenses	398
TOTAL ASSETS	**$145,806**
LIABILITIES & EQUITY	
TOTAL LIABILITIES	**$ -**
OWNERSHIP EQUITY	
Common stock, 1,000 authorized, issued and outstanding	$ 1,000
Additional paid in capital	42,489
Retained Earnings	102,317
TOTAL OWNERSHIP EQUITY	$145,806
TOTAL LIABILITIES & EQUITY	**$145,806**

The accompanying notes are an integral part of this financial statement.

Middle Market Transactions, Inc.
Statement of Income
For the year ended 12/31/2022

Income

Success Fees	$25,000
Total Income	**$25,000**

Expense

RMT Compliance	$ 21,000
Professional Fees	17,560
Regulatory	6,176
NRS Fees	2,993
Rent	3,600
Global Relay	1,966
Legal Fees	553
Small Business Replacement Tax	1,141
Miscellaneous	1,028
Total Expense	**$ 56,017**

Net Loss	**$ -31,017**

The accompanying notes are an integral part of this financial statement.

Middle Market Transactions, Inc.
Statement of Changes in Ownership Equity
For the year ended 12/31/2022

| | Common Stock | | Additional Paid-in- Capital | Retained Earnings | Total Ownership Equity |
	Shares	Amount	Amount	Amount	Amount
Balance at January 1, 2022	1,000	$ 1,000	$ 42,489	$133,334	$ 176,823
Net Loss	-	-	-	-31,017	-31,017
Balance at December 31, 2022	1,000	$ 1,000	$ 42,489	$102,317	$ 145,806

The accompanying notes are an integral part of this financial statement.

Middle Market Transactions, Inc.
Statement of Cash Flows
For the year ended 12/31/2022

OPERATING ACTIVITIES
Reconciliation of net loss to net cash used in
operating activities

Net Loss	$	-31,017
Decrease in Prepaid FINRA Fees		674
Decrease in Accrued Expenses		-187
Net cash used in Operating Activities		-30,530

INVESTING ACTIVITIES

Net cash used in Investing Activities	-

FINANCING ACTIVITIES

Net Cash used in Financing Activities	-

Net cash decrease for Year		-30,530
Cash at beginning of Year		175,938
Cash at end of Year	$	145,408

The accompanying notes are an integral part of this financial statement.

Middle Market Transactions, Inc.
Notes to Financial Statements
12/31/2022

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Middle Market Transactions, Inc. (the Company) was incorporated in the State of Illinois effective August 11, 2004 and subsequently elected "S" Corporation status for federal income tax purposes. The Company has adopted a calendar year.

Description of Business

The Company, headquartered in St. Louis, Missouri, offers merger and acquisition services to sellers and buyers of privately held middle market companies, and is a member of FINRA. The Company, pursuant to SEC footnote 74, is considered a Non-Covered firm for exemption purposes and (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers; or (3) carry PAB accounts (as defined in Rule 15c3-3). Business activities are exclusive to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company, along with a related entity, Patrick C. Nolan & Assoc. Ltd. (Nolan), contracts with entities seeking merger and acquisition services and receive a success fee upon closing of a transaction. The contracts with these entities provide for a single performance obligation, which is to complete the merger or acquisition transaction. The Company has a revenue sharing agreement with Nolan that provides a success fee in the calendar year a transaction is closed. The Company recognizes the success fee at the point in time the transaction has closed.

Income taxes

The Company, with the consent of stockholders, has elected pursuant to the Internal Revenue Code to be taxed as an S corporation. Accordingly, the income taxes on the net earnings for the year are payable personally by the stockholders and no provision has been made for Federal income taxes. The Company is subject to the Illinois replacement income tax, which is 1.5% of taxable income.

The Company has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The Company is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the balance sheet date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no interest or penalties paid in 2022.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts. Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through April 11, 2023, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2022, the Company had net capital of $145,408 which was $140,408 in excess of its minimum required net capital of $5,000.

In addition, the Company's ratio of aggregate indebtedness to net capital did not exceed 15 to 1 at December 31, 2022.

NOTE C - RELATED PARTY TRANSACTION

The Company has a sublease and administrative service agreement with a company with common ownership (related party). The agreement may be terminated by either party as of the end of any month.

Under the agreement, the Company will pay the related party, Nolan Associates, Ltd. (Nolan), on a monthly basis, $150 to sublease office space, $150 for administrative services and reimburse it for expenses paid on the Company's behalf. The total of said expenses for the year was $3,600.

The Company receives $25,000 per transaction for all stock transactions closed by The Company. The Company holds the license required for all closed stock transaction engagements and Nolan staffs and runs the engagement with appropriately licensed personnel from start to finish. The $25,000 stock transaction fees are paid by Nolan to the Company before the end of the calendar year in which the subject stock transactions are closed.

Middle Market Transactions, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
12/31/2022

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness		$ -
Percentage of Aggregate Indebtedness to Net Capital		0.00%

Computation of Net Capital

Stockholder's Equity		$145,806
Non-Allowable Assets		
Prepaid Expenses	$ 398	
Total Non-Allowable Assets	$ 398	
Net Allowable Capital		$145,408

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness		$ -
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer		5,000
Net Capital Requirement		5,000
Excess Net Capital		$140,408

There are no significant differences between the computation above and the computation filed with the December 31, 2022 Focus IIA.



Middle Market Transactions, Inc.

Exemption Statement and
Report of Independent Registered Public Accounting Firm

December 31, 2022



Kerber, Eck & Braeckel LLP
3200 Robbins Road
Suite 200A
Springfield, IL 62704

P 217.789.0960
F 217.789.2822

Report of Independent Registered Public Accounting Firm

To Pat C. Nolan, Chairman
Middle Market Transactions, Inc.

We have reviewed management's statements, included in the accompanying Exemption Statement for FYE December 31, 2022, in which (1) Middle Market Transactions, Inc. (the Company) identifies itself as a Non-Covered firm pursuant to Footnote 74 of the 2013 Release adopting amendments to Rule 17a-5 (Footnote 74), due to the Company limiting its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for its clients and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth for Non-Covered firms pursuant to the Securities and Exchange Act of 1934.

Kerber Eck + Braeckel LLP

Springfield, Illinois
April 11, 2023



MIDDLE MARKET
TRANSACTIONS, INC.
Member FINRA/SIPC
'Stock Sale' transfer of middle market businesses

January 10, 2023

Kerber, Eck & Braeckel LLP
3200 Robbins Road
Suite 200A
Springfield, IL 62704

RE: Exemption Statement for FYE December 31, 2022

Please be advised that Middle Market Transactions, Inc. for the period of January 1, 2022 through December 31, 2022 is considered a Non-Covered firm pursuant to SEC footnote 74 for Exemption purposes. Middle Market Transactions, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), and does business on a limited basis (limiting its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients). Middle Market Transactions, Inc.'s past business has been of similar nature and has complied with this exemption since registered as a broker dealer.

Patrick C. Nolan, the Chairman of Middle Market Transactions, Inc. has made available to Kerber, Eck & Braeckel, LLP all records and information including all communications from regulatory agencies received through the date of this review December 31, 2022.

Patrick C. Nolan has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Middle Market Transactions, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (217) 429-0202.

Very truly yours,

Middle Market Transactions, Inc.

Patrick C. Nolan

Patrick C. Nolan
Chairman & Chief Compliance Officer

1401 S Brentwood Blvd, Suite 915, St. Louis, MO 63144 217-429-0202